

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 9, 2007

via U.S. mail and facsimile

E. Lynn Wilkinson
Vice President Finance and
  Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

      Re: Omega Flex, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              File No. 0-51372

Dear Mr. Wilkinson:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures, page 24

1. We note that you are presenting a non-GAAP measure titled, core operating profit, and are including a discussion and analysis for each period presented of this measure. We further note that this measure excludes non-cash compensation and legal expenses. It is unclear to us how you have determined that the measure does not violate Item 10(e) of Regulation S-K and that these expenses are non-recurring. In this regard, we note that you have recognized a charge for each of these expenses in more than one period historically. In addition, while you do not expect to incur such a large legal settlement in the future, it remains unclear how you have determined that you will not incur any legal costs in future periods in light of your disclosure on page 55 within note 11 regarding your exposure to product liability. As such, please either remove your presentation of "core operating profits" for future filings, or tell us how you determined this measure does not violate Item 10(e) of Regulation S-K. Please also refer to Questions 8 and 9 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

2. If you are able to demonstrate that core operating profit does not violate Item 10(e) of Regulation S-K, please revise your disclosure in future filings to provide the following information, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"
   - The manner in which you use this non-GAAP measure to conduct or evaluate your business;
   - The economic substance behind management's decision to use such a measure;
   - The material limitations associated with using this measure as compared to using the most directly comparable GAAP financial measure;
   - The manner in which you compensate for these limitations when using this measure; and
   - The substantive reasons why management believes this measure provides useful information to investors.

3. In future filings, if you continue to present core operating profits, please revise your disclosure to present operating profit with greater prominence than core operating profit. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Results of Operations, page 26

4. Please revise your disclosures in future filings to address the following for each period presented:

- Provide a more detailed quantitative analysis of the increase in your prices in response to the increase in raw material costs. Specifically, state the amount by which the increase in prices covered the increase in raw material costs. Also state the amount by which raw material costs increased for the period. Such discussion will allow an investor to easily understand the impact to gross profit.
- Provide a more detailed analysis and explanation of the strategic initiatives that led to you "accelerating sales in the commercial market." Please supplementally tell us what these initiatives were and what you mean by these initiatives leading to accelerating sales in the commercial market.
- Provide a discussion of how the operating results of your end markets (i.e., the housing/homebuilding market) are impacting your operating results. In this regard, we note your disclosure on page 8 that the construction industry, the larger of your two end markets, had seen a reduction in the rate of growth in 2006 without a discussion as to how this is impacting or how you expect this to impact your operating results within MD&A.
- Provide a detailed explanation of what the manufacturing efficiencies were and how those efficiencies resulted in an increase in your gross profit margin.

Refer to Item 303 of Regulation S-K and Sections 501.04, 501.07, 501.12.b. of the Financial Reporting Codification for guidance.

<u>Critical Accounting Policies and Use of Estimates, page 33</u>

5. For your inventory critical accounting policy, please revise your disclosure in future filings to state the amount of you wrote off for inventory excess and/or obsolescence for each period presented. Please also include a discussion of any material difference between your estimated write downs and actual results.

6. Please revise your goodwill critical accounting policy in future filings to provide a description of the valuation method(s) used to determine the fair value of your reporting units, the material assumptions used in the valuation method(s), and the sensitivity of those assumptions. For example, if you use the discounted cash flow method, such assumptions should include the discount rate, the revenue growth rates and the operating profit margin, at a minimum.

7. We note that you have included intangible assets with indefinite lives as a critical accounting policy. However, from your consolidated financial statements, it does not appear that you have material indefinite-lived intangible assets. Please either revise your critical accounting policy disclosure in future filings, or revise your footnote disclosures to state the total carrying amount of these assets and the carrying amount for each major intangible asset class in accordance with paragraph 45.b. of SFAS 142. If you do have material intangible assets with indefinite lives, please disclose in critical accounting policies your method for testing for impairment, the material assumptions used and the sensitivity of those assumptions. Also, disclose how you determined those intangible assets have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Liquidity and Capital Resources, page 36

8. In future filings, please expand your liquidity discussion to include a discussion for each of the three fiscal years presented regarding the three major categories of the statements of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

9. In future filings, please revise your discussion and analysis to include a comprehensive description of all the material factors impacting operating cash flow activities. For example, we note that inventories are 15% and 25% of your total assets as of December 31, 2006 and March 31, 2007, respectively. In addition, inventories have increased 30.8% during fiscal year 2006 and 25.6% during fiscal quarter March 31, 2007, which appears to be disproportionate to your net sales trends. Net sales increased 12.1% during fiscal year 2006 and only .1% during fiscal quarter March 31, 2007. As such, please include an analysis of inventory turnover for each period presented and a discussion and analysis of the increase in inventories in excess of net sales growth. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

2. Significant Accounting Policies, page 44

Revenue Recognition, page 44

10. In future filings, please include your policy for recognizing consideration paid to customers, such as rebates, promotional incentives and discounts. Based on your letter to us dated June 21, 2005, the consideration paid to customers is material to net sales. Further, you state on page 16 of your Form 10-K that customer rebates represents a significant payment. Please provide us with the disclosure you intend to include in future filings.

Item 9A – Controls and Procedures, page 59

11. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the date of their evaluation. Please confirm to us, if correct, and revise your disclosure in future filings to clearly state that their conclusions regarding the effectiveness of your disclosure controls and procedures is as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and SEC Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, effective August 14, 2003 for guidance.

Exhibits 31.1 and 31.2

12. In future filings, please remove the chief executive officer and chief financial officer's title in the introductory line to the 302 certification. Refer to Item 601(b)(31) of Regulation S-K.

13. In future filings, remove the parenthetical, "(if any)" included after material weaknesses you have included in paragraph 5. In this regard, Item 601(b)(31) of Regulation S-K notes that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 34-46427 dated August 28, 2002 and SEC Staff Alert dated March 5, 2005 for additional guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief